# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: STONEBRIDGE ACQUISITION II CORPORATION, CIK 0002043630
CUSIP: G85096124
Title of class of securities: Units, each consisting of one Class A Ordinary Share, par value $0.0001 per share, and one Right to acquire one-tenth of one Class A Ordinary Share
Address of issuer's principal executive offices: One World Trade Center, Suite 8500, New York, New York (NY), 10007
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001076809-25-000116
Filed by CIK 0001076809

## Reporting persons
- Glazer Capital, LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 407,105; sole dispositive power 0; shared dispositive power 407,105; aggregate amount beneficially owned 407,105 (6.64% of the class)
- Paul J. Glazer: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 407,105; sole dispositive power 0; shared dispositive power 407,105; aggregate amount beneficially owned 407,105 (6.64% of the class)

## Item 1. Issuer
Name of issuer: STONEBRIDGE ACQUISITION II CORPORATION
Address of issuer's principal executive offices: One World Trade Center, Suite 8500, New York, New York 10007

## Item 2. Person Filing
Name of person filing:
This statement is filed by:

(i) Glazer Capital, LLC, a Delaware limited liability company ("Glazer Capital"), with respect to the shares of Common Stock (as defined in Item 2(d)) held by certain funds and managed accounts to which Glazer Capital serves as investment manager (collectively, the "Glazer Funds"); and

(ii) Mr. Paul J. Glazer ("Mr. Glazer"), who serves as the Managing Member of Glazer Capital, with respect to the shares of Common Stock held by the Glazer Funds.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13 of the Act, the beneficial owner of the shares of Common Stock (as defined in Item 2(d)) reported herein.
Address of principal business office or, if none, residence: The address of the business office of each of the Reporting Persons is 250 West 55th Street, Suite 30A, New York, New York 10019.
Citizenship: Glazer Capital is a Delaware limited liability company. Mr. Glazer is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 407,105
Percent of class: 6.64%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 407,105
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 407,105

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 2. Glazer Capital Enhanced Master Fund, Ltd., a Glazer Fund, has the right to receive or the power to direct the receipt of the proceeds from the sale of more than 5% of the shares of Common Stock outstanding.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Glazer Capital, LLC: Paul J. Glazer, Paul J. Glazer, Managing Member (02/12/2026)
- Paul J. Glazer: Paul J. Glazer, Paul J. Glazer (02/12/2026)